This submission is being made solely for the purpose of establishing a registration statement for the Market Value Adjusted Fixed Allocation Investment Option of STRATEGIC PARTNERS ANNUITY ONE 3 VARIABLE ANNUITY and STRATEGIC PARTNERS PLUS 3 VARIABLE ANNUITY, currently registered on Form S-3 as Registration No. 333-274031, under our newly acquired CIK 0002077808 for Pruco Life Insurance Company of New Jersey (RILA/MVA) in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii).

Any questions on this submission should be directed to Elizabeth Gioia, Vice President, Corporate Counsel, at Prudential at (203) 402-1624.